United States Securities and Exchange Commission
Washington, D.C.  20549
Form 12b-25 Notification of late filing of Form 10-Q for the period ended March 31, 1996
SEC File Number  0-20271      CUSIP Number   811075-10-0

If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates:
The notification relates to the entire Form 10-Q.

Part I - Registrant Information
Scriptel Holding, Inc.
(Full name of registrant)

4153 Arlingate Plaza
(Address of principal executive office - street and number)

Columbus, Ohio  43228
(City, state and zip code)

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been unable to definitively account for the value of stock options and warrants issued to date in 1996 under the provisions of FASB 123. Consequently, the financial statements and Managements Discussion and Analysis of Financial Condition and Results of Operations are not complete. Registrant believes that the financials and managements discussion will be completed within the next five calendar days. The Company will file an amendment to its Form
10-Q for the period ended March 31, 1996 which will include the financials and the managements discussion.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Frederick A. Niebauer, Treasurer , telephone 614-276-8402

(2) Have all other periodic reports required under Section 13 or !5(d) of the Securities Exchange
Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports) been filed?
If answer is no, identify reports.            X  Yes          No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?        X  Yes         No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has continued to incur operating losses through 1995 and to date in 1996. The
Company cannot at this time estimate with reasonable certainty under the provisions of Financial
Accounting Standards No. 123, as promulgated by the Financial Accounting Standards Board, the value of stock options and warrants issued, cancelled or repriced to date in 1996. The Company expects such values to be material to its loss which will be reported for the first quarter. The
Company expects to complete its valuation within the next few days.

Scriptel Holding, Inc.
(Name of registrant as specified in its charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 14, 1996     By: /s/ Frederick A. Niebauer
                                                Frederick A. Niebauer, Treasurer